UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Protect Pharmaceutical Corporation
(Name of Registrant as Specified in its Charter)

Nevada	000-54001	82-4148346
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

16820 SW 39th Street
Miramar, FL 33027
(Address of principal executive office)

(954) 866- 3726
(Registrant’s telephone number)

June 5, 2018

Protect Pharmaceutical Corporation
16820 SW 39th Street
Miramar, FL 33027

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14f-1 PROMULGATED THEREUNDER

NOTICE OF CHANGE IN MAJORITY OF THE BOARD OF DIRECTORS

June 5, 2018

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of June 5, 2016 (the “Record Date”) of the outstanding shares of common stock, par value $0.001 per share (“Common Stock”), of Protect Pharmaceutical Corporation, a Nevada corporation (“we”, “us”, “our” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder (“Rule 14f-1”). Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record of the information set forth in this Information Statement in connection with an anticipated change in majority control of our Board of Directors (the “Board”) other than at a meeting of our stockholders. Pursuant to Rule 14f-1, such change in majority control of the Board may not occur earlier than ten days after the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the “SEC”) or the date on which we mail this Information Statement to holders of record of our Common Stock on the Record Date. Accordingly, the change in a majority of our directors pursuant to the Agreement (as defined herein) will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be mailed on or about June 5, 2018 to our stockholders of record on the Record Date.

Effective June 5, 2016, Start Capital LLC, a Florida LLC and Renewable Energy LLC, a Florida LLC, the principal stockholders of the Company (“StartRenewable”), entered into a Stock Purchase Agreement (the “Agreement”), dated, June 5, 2018, with J & Y Property Preservation LLC(the “Buyer”), a Nevada Limited Liability Company, pursuant to which, among other things, StartRenewable agreed to sell to the Buyer, and the Buyer agreed to purchase from StartRenewable, a total of 10,215,000 shares of Common Stock owned of record and beneficially by StartRenewable  (the “Purchased Shares”).  On June 5,, 2018,(the “Closing” or “Closing Date”), StartRenewable sold, assigned and conveyed the Purchased Shares to the Buyer for an aggregate purchase price of $230,000, or approximately $0.0225159 per share. The Purchased Shares represented approximately 70.4% of the Company’s issued and outstanding shares of Common Stock as of the Record Date.  In addition the Company purchased a 20% minority Member Interest in J & Y Property Preservation LLC in exchange for 10,000,000 shares of  the company’s common stock.  This increased the Company’s outstanding shares to 24,501,460 as of the Record Date.

In connection with the transactions contemplated by the Agreement, the new majority shareholder appointed Yvette Sanchez to the Company’s Board of Directors, except that such appointment will not become effective until at least 10 days following the mailing of this Information Statement.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER SOLELY IN CONNECTION WITH THE ANTICIPATED CHANGE IN MAJORITY CONTROL OF THE BOARD.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND US A PROXY. YOU SHOULD READ THIS INFORMATION STATEMENT CAREFULLY, BUT ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

Change In Control; Directors and Executive Officers

Consummation of the purchase and sale of the Purchased Shares on the Closing Date pursuant to the Agreement effected a change of control of the Company, as the Buyer, using personal funds and a note, acquired an aggregate of 10,215,000 shares and acquired an additional 10,000,000 for 20% of J & Y Property Preservation LLC resulting in her owning approximately 82.5% of the Company’s 24,501,460 shares of Common Stock outstanding as of the Record Date. Currently, the Buyer is the Company’s majority, and controlling, stockholder.  In connection with the transactions contemplated by the Agreement, the majority shareholder appointed Yvette Sanchez to the Company’s Board of Directors, except that such appointment will not become effective until at least 10 days following the mailing of this Information Statement.  On the Closing Date, the Board appointed Ms. Sanchez as President, effective as of the Closing Date.  The Agreement further provides that Una Taylor will resign as an officer and director of the Company effective June 15, 2018. On the effective day the Board and the Company’s officers consist of the following person, except that the appointments of the following person to the Board will not become effective until at least 10 days following the mailing of this Information Statement:

Name	Age	Position

Yvette Sanchez 4876 Cecile Ave Las Vegas, NV 89115	49	Director and President

Each of the directors will serve until the next annual meeting of stockholders of the Company and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal. The following is information concerning the business backgrounds of Ms. Sanchez.

Yvette Sanchez.  Ms. Yvette M. Sanchez started the in residential rehabilitation business in 2000 by purchasing, restoring, and selling homes. She was managing on average 4 homes per month. After accepting a position with Pulte Homes in 2005, Ms. Sanchez duties involved overseeing the final construction close-out of projects. On average, she managed 60 home closing per month.  Using the knowledge obtained from her first business venture and tenure with Pulte Homes,  Ms. Sanchez established J&Y Property Preservation, Inc. (JYPP) in 2008. As Chief Executive Officer of JYPP, she was responsible for increasing the company’s revenue from $225,000 (start-up year in 2008) to $1,639,000 (year ending 2016). During her first decade, Ms. Sanchez spear-headed the growth of rehabilitating residential units from 160 units to 600 units per month. She was 2016 Safeguard contractor of the Year nationwide out of 2,000 contractors.

Effective June 5, 2018, Yvette Sanchez removed by majority vote (82.5%) from the Company’s Board of Directors Shedrick Daniels, Stuart Sandweiss, and Shimson Bandman. Una Taylor resigned as a member of the Board of Directors effective June 15, 2018. There were no disagreements with these former directors of the Company as to its operations, policies or practices.

Voting Securities of the Company

As of the Record Date, there were 24,501,460 shares of Common Stock of the Company issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

Unregistered Sale of Equity Securities

June 1, 2018, we completed private financing transactions with Una Taylor in which Una Taylor contributed/invested cash and securities pursuant to a subscription agreement in exchange for 2,500,000 preferred shares of the Company.  The shares represent the only preferred shares issued and 25% of the preferred shares authorized by the company.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of the Record Date with respect to the beneficial ownership of Common Stock by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding Common Stock currently, (ii) our current directors, (iii) each person who will become a director on or after the tenth day following our mailing of this Information Statement, (iv) each of our current named executive officers and (v) all of our current executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated by footnote and subject to community property laws, where applicable, to our knowledge the persons named in the table below have sole voting and investment power with respect to all shares of Common Stock that are shown as beneficially owned by them. In computing the number of shares of Common Stock owned by a person and the percentage ownership of that person, any such shares subject to options and warrants held by that person that are exercisable as of the Record Date or that will become exercisable within 60 days thereafter are deemed outstanding for purposes of that person’s percentage ownership but not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the mailing address of each individual is c/o Protect Pharmaceutical Corporation, 16820 SW 39th Street Miramar, FL 33027

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class

Current Directors and Executive Officers

Yvette Sanchez 4876 Cecile Ave Las Vegas, NV 89115	Common Stock	20,215,000 Direct	82.5%

5% Stockholders

Yvette Sanchez 4876 Cecile Ave Las Vegas, NV 89115	Common Stock	20,215,000 Direct	82.5%

Eight Dragons Capital Corporation 16820 SW 39th Street Miramar FL 33027	Common Stock	3,000,000 Direct	12.2%

All current directors and officers as a group (1 person)	Common Stock	20,215,000	82.5%

Una Taylor 16820 SW 39th Street Miramar, FL 33027	Preferred Stock	2,500,000 Direct	25.0%

Certain Relationships and Related Party Transactions

Except as set forth in the Agreement, there are no transactions since the beginning of our last fiscal year, or any currently proposed transaction, that would require disclosure pursuant to Item 404(a) of Regulation S-K.

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, or any person who will become a director upon completion of the transactions contemplated by the Agreement is a party, or any information that any such person is adverse to the Company or has a material interest adverse to the Company.

Compensation of Directors and Executive Officers and Other Matters

There are presently no plans or commitments with regard to such compensation or remuneration. The Company has no employee benefit plans or other compensation plans.

The Board of Directors will not adopt a procedure for stockholders to send communications to the Board of Directors until it has considered and reviewed the merits of several possible alternative communications procedures. The Company has no policy and does not presently intend to consider director candidates for election to the Board of Directors recommended by security holders, although that policy may be reconsidered in the future.

Compliance with Section 16(a) of the Securities Act of 1934

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and persons who own more than 10% of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports to changes in ownership of common stock and other equity securities of the Company. Officers and directors and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.  To the Company’s knowledge, based solely on a review of copies of such reports furnished to the Company during and/or with respect to the year ended December 31, 2015, the Company is not aware of any late or delinquent filings required under Section 16(a) of the Exchange Act in respect of Common Stock or other equity securities of the Company.

CORPORATE GOVERNANCE

The Board of Directors

 As set forth in our Articles of Incorporation and Bylaws, all directors of the Company hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified.  Other than as disclosed in this Information Statement, to the knowledge of the Company, are no agreements with respect to the election of directors. The Company’s executive officers serve at the discretion of the Board.

We do not believe that any current director qualifies as an “independent director” under the Nasdaq Stock Market’s listing standards, and that Ms. Sanchez will qualify as “independent directors” when she joins the Board on the Schedule 14f-1 Information Statement Effective Date. Our Common Stock is traded on the OTC Pink Market under the symbol “PRTT”. The OTC Pink electronic trading platform does not maintain any standards regarding the “independence” of the directors for our Board and we do not believe we are subject to the requirements of any national securities exchange or an inter-dealer quotation system with respect to the need to have any and/or a majority of our directors be independent.

Board of Directors’ Meetings

During the fiscal year ending December 31, 2017, the Board held one  (1) meeting, which was held and attended by all of the directors.

Board Committees

Our Board has not established any Board committees.

Code of Ethics

The Board has not adopted a Code of Ethics and Business Conduct.

WHERE YOU CAN FIND MORE INFORMATION

The Company is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read, without charge, and copy, at prescribed rates, all or any portion of any reports, statements or other information in the files at the public reference room at the SEC’s principal office at 100 F Street NE, Washington, D.C., 20549. You may request copies of these documents, for a copying fee, by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The Company’s filings will also be available to you on the SEC’s Internet website at http://www.sec.gov.

June 5, 2018

PROTECT PHARMACEUTICAL CORPORATION,
A Nevada corporation

By:/s/ Yvette Sanchez
Yvette Sanchez, President